CONTACT INFORMATION: **Exhibit 99.1**
Investors and Media
Julie D. Tracy
Vice President, Investor Relations and Corporate Marketing
408-548-6500
jtracy@kyphon.com

Kyphon Reports Second Quarter 2006 Financial Results

SUNNYVALE, Calif., July 26, 2006 (PR NEWSWIRE) -- Kyphon Inc. (Nasdaq:KYPH) today announced that net sales for the quarter ended June 30, 2006 totaled $101.1 million, an increase of 35% over the $75.0 million in net sales reported for the second quarter of 2005 and marking the first time the company's quarterly revenues passed one hundred million dollars.

Net income for the second quarter of 2006 on a GAAP basis, including the FAS 123(R) stock-based compensation charge, increased 19% to $9.5 million, or $0.21 per diluted share, compared to net income of $7.9 million or $0.18 per diluted share for the same period in 2005. Excluding the FAS 123(R) stock-based compensation charge, non-GAAP net income for the second quarter compared to the same period a year ago increased 79% to $14.2 million, or $0.31 per diluted share. A reconciliation of GAAP and non-GAAP operating results is provided below.

Kyphon's revenues for the second quarter included $81.7 million in net sales in the United States and $19.4 million in net sales from its international operations, representing growth in those markets of 28% and 71%, respectively, over the second quarter of 2005.

For the six-month period ended June 30, 2006, Kyphon reported net sales of $192.5 million, an increase of 36% over the $141.3 million reported for the same period in 2005. Net income for the first six months of 2006 on a GAAP basis, including the FAS 123(R) stock-based compensation charge, increased 25% to $18.0 million or $0.39 per diluted share, compared to net income of $14.4 million, or $0.32 per diluted share for the same period in 2005. Excluding the FAS 123(R) stock-based compensation charge, non-GAAP net income for the six-month period ended June 30, 2006 compared to the same period a year ago increased 88% to $27.0 million, or $0.58 per diluted share. A reconciliation of GAAP and non-GAAP operating results is provided below.

"I am very pleased with the continued revenue and earnings growth posted in our second quarter, including the achievement of our first one hundred million dollar quarter," said Richard Mott, president and chief executive officer of Kyphon. "This is a significant milestone for our company and could not have been accomplished without the support of our customers and the hard work and dedication of our 1,010 employees worldwide. During the second half of 2006, we intend to remain focused on strengthening our foundation for future growth through broadening our worldwide customer base, expanding our balloon kyphoplasty product suite, and launching our functional anaesthetic discography product line, which is intended to help physicians diagnose discogenic back pain," Mott concluded.

Financial Outlook for Full-Year 2006 and Quarter Ending September 30, 2006

For the full-year 2006, net sales are targeted to increase approximately 30% versus 2005 to at least $398 million. Net sales from the company's international operations are targeted to constitute 17% to 19% of total worldwide net sales for the full-year 2006.

For the third quarter of 2006, the company anticipates worldwide net sales of $98 million to $102 million, which represents an increase of 24% to 29% versus the third quarter of 2005. Net sales from the company's international operations are targeted to constitute 16% to 18% of total worldwide net sales in the third quarter.

The full-year 2006 target range for GAAP earnings per diluted share, which includes the impact of the implementation of stock-based compensation under FAS 123(R), is expected to be between $0.82 and $0.87. The target range for non-GAAP earnings per diluted share excluding the impact of FAS 123(R) is $1.21 to $1.26.

For the third quarter, the target range for GAAP earnings per diluted share including the impact of FAS 123(R) is $0.18 to $0.21. Excluding the impact of FAS 123(R), non-GAAP earnings per diluted share is targeted to be between $0.28 and $0.31. A reconciliation of GAAP to non-GAAP earnings per diluted share for the company's financial outlook is as follows:

	Three Months Ending September 30, 2006	Year Ending December 31, 2006
Projected GAAP earnings per diluted share	$0.18 - $0.21	$0.82 - $0.87
Add: Stock-based compensation expense, net of taxes	0.10	0.39
Projected non-GAAP earnings per diluted share	$0.28 - $0.31	$1.21 - $1.26

Selected Metrics

Kyphon ended the second quarter of 2006 with about 290 device sales representatives in the U.S. Internationally, the company ended the second quarter with approximately 105 sales professionals. Kyphon is planning to end 2006 with approximately 305 to 315 device sales representatives in the U.S., along with approximately 120 to 130 sales representatives outside of the U.S. These sales representatives work with spine specialists worldwide who perform, or who are candidates to perform, the balloon kyphoplasty procedure and the primary care physician community, to educate them about the option of balloon kyphoplasty. To date, approximately 5,560 spine specialists in the U.S. and 3,760 outside the U.S. have been trained to perform balloon kyphoplasty. For the year 2006, Kyphon expects to train a total of approximately 1,900 physicians to perform balloon kyphoplasty procedures, 950 in the U.S. and 950 outside of the U.S.

Use of Non-GAAP Financial Measures

Kyphon management believes that in order to properly understand Kyphon's short-term and long-term financial trends, investors may wish to consider the impact of certain charges. These charges result from facts and circumstances that vary in frequency and/or impact on continuing operations. In addition, Kyphon management uses results of operations before certain charges to evaluate the operational performance of the company and as a basis for strategic planning. Investors should consider these non-GAAP measures in addition to, and not as a substitute for, financial performance measures in accordance with GAAP.

Reconciliation of GAAP and Non-GAAP Operating Results

Non-GAAP second quarter 2006 and six months ended June 30, 2006 results exclude the FAS 123(R) stock-based compensation charges. A reconciliation of Kyphon's non-GAAP operating results to its GAAP operating results for the second quarter of 2006 and for the six months ended June 30, 2006 follows (unaudited, in thousands, except per share amounts):

	Three Months Ended June 30, 2006			Three Months Ended June 30, 2005
	GAAP	Adjustments (1)	Non-GAAP	GAAP
U.S. net sales	$ 81,641	$ -	$ 81,641	$ 63,697
International net sales	19,421	-	19,421	11,329
Net sales	101,062	-	101,062	75,026
Cost of goods sold	13,188	(393)	12,795	8,494
Gross profit	87,874	393	88,267	66,532
Operating expenses:				
Research and development	9,939	(943)	8,996	7,638
Sales and marketing	48,649	(2,926)	45,723	36,174
General and administrative	14,496	(2,665)	11,831	10,343
Total operating expenses	73,084	(6,534)	66,550	54,155
Income from operations	14,790	6,927	21,717	12,377
Interest income and other, net	2,080	-	2,080	819
Income before income taxes	16,870	6,927	23,797	13,196
Provision for income taxes	7,390	2,221	9,611	5,260
Net income	$ 9,480	$ 4,706	$ 14,186	$ 7,936
Net income per share:				
Basic	$ 0.21	$ 0.11	$ 0.32	$ 0.19
Basic	$ 0.21	$ 0.10	$ 0.31	$ 0.18
Weighted-average shares outstanding:				
Basic	44,327	-	44,327	42,512
Diluted	46,221	175	46,396	44,660

| | Six Months Ended June 30, 2006 | | | Six Months Ended June 30, 2005 |
	GAAP	Adjustments (1)	Non-GAAP	GAAP
U.S. net sales	$ 157,153	$ -	$ 157,153	$ 121,563
International net sales	35,337	-	35,337	19,697
Net sales	192,490	-	192,490	141,260
Cost of goods sold	24,153	(557)	23,596	16,419
Gross profit	168,337	557	168,894	124,841
Operating expenses:				
Research and development	18,528	(1,901)	16,627	13,098
Sales and marketing	94,035	(5,529)	88,506	71,159
General and administrative	28,064	(5,356)	22,708	18,041
Total operating expenses	140,627	(12,786)	127,841	102,298
Income from operations	27,710	13,343	41,053	22,543
Interest income and other, net	4,203	-	4,203	1,344
Income before income taxes	31,913	13,343	45,256	23,887
Provision for income taxes	13,940	4,298	18,238	9,530
Net income	$ 17,973	$ 9,045	$ 27,018	$ 14,357
Net income per share:				
Basic	$ 0.41	$ 0.20	$ 0.61	$ 0.34
Diluted	$ 0.39	$ 0.20	$ 0.58	$ 0.32
Weighted-average shares outstanding:				
Basic	44,181	-	44,181	42,180
Diluted	46,091	213	46,304	44,453

(1) Adjustments consist of stock-based compensation and the related tax effect. FAS 123(R) requires the company to estimate the cost of all forms of employee stock-based compensation, including employee stock options and awards under our employee stock purchase plan (ESPP), and to record a commensurate expense (which is subjective in nature) in the income statement. This non-GAAP presentation is given in part to enhance the understanding of the company's historical financial performance and comparability between periods in light of a change in accounting standards particularly since the company has not included stock-based compensation under FAS 123(R) as an expense in its financial statements prior to January 1, 2006. In addition, the company strongly believes that the non-GAAP presentation to exclude stock-based compensation is relevant and useful information that will be widely used by analysts, investors, and other interested parties in the medical device industry. Accordingly, the company is disclosing this information to permit additional analysis of the company's performance.

Earnings Call Information

Kyphon will host a conference call today at 2:00 p.m. Pacific Time to discuss its second quarter 2006 results and expectations for 2006. A live webcast of the call will be available from the Investor Relations section of the company's corporate Web site at www.kyphon.com. The call will be archived on this site for a minimum of two months. An audio replay of the call will also be available beginning from 6:00 p.m. Pacific Time on Wednesday, July 26, 2006, until 12:00 a.m. Pacific Time on Wednesday, August 16,

2006. To access the replay, dial (888) 203-1112 (U.S.) or (719) 457-0820 (International) and enter the access code 9369476.

About Kyphon Inc.

Kyphon develops and markets medical devices designed to restore spinal function using minimally invasive technologies. The company's KyphX® line of products is used in balloon kyphoplasty, a minimally invasive procedure to treat spinal fractures caused by osteoporosis or cancer. More information about the company can be found at www.kyphon.com.

Kyphon and KyphX are registered trademarks of Kyphon Inc.

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward looking statements include, but are not limited to, those that use words such as "believes," "expects," "anticipates," "targets," "intends," "plans," "projects," and words of similar effect, and specifically include the company's future financial projections and anticipated business direction and performance. Forward-looking statements are based on management's current preliminary expectations and are subject to risks, uncertainties and assumptions, which may cause the company's actual results to differ materially from the statements contained herein. Information on potential risk factors that could affect Kyphon, its business and its financial results are detailed in the company's periodic filings with the Securities and Exchange Commission (SEC), including, but not limited to, those risks and uncertainties listed in the section entitled "Management's Discussion and Analysis of Financial Condition and Results of Operations - Factors Affecting Future Operating Results," which can be found in Kyphon's annual report on Form 10-K for the year ended December 31, 2005 filed with the SEC on March 3, 2006 and in Kyphon's quarterly report on Form 10-Q for the quarter ended March 31, 2006 filed with the SEC on May 10, 2006. Kyphon undertakes no obligation to release publicly any revisions to any forward-looking statements contained herein to reflect events or circumstances after the date hereof.

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KYPHE

KYPHON INC.
CONDENSED CONSOLIDATED INCOME STATEMENTS
(unaudited; in thousands, except per share amounts)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2006	**2005**	**2006**	**2005**
U.S. net sales	$ 81,641	$ 63,697	$ 157,153	$ 121,563
International net sales	19,421	11,329	35,337	19,697
Net sales	101,062	75,026	192,490	141,260
Cost of goods sold	13,188	8,494	24,153	16,419
Gross profit	87,874	66,532	168,337	124,841
Operating expenses:				
Research and development	9,939	7,638	18,528	13,098
Sales and marketing	48,649	36,174	94,035	71,159
General and administrative	14,496	10,343	28,064	18,041
Total operating expenses	73,084	54,155	140,627	102,298
Income from operations	14,790	12,377	27,710	22,543
Interest income and other, net	2,080	819	4,203	1,344
Income before income taxes	16,870	13,196	31,913	23,887
Provision for income taxes	7,390	5,260	13,940	9,530
Net income	$ 9,480	$ 7,936	$ 17,973	$ 14,357
Net income per share:				
Basic	$ 0.21	$ 0.19	$ 0.41	$ 0.34
Diluted	$ 0.21	$ 0.18	$ 0.39	$ 0.32
Weighted-average shares outstanding:				
Basic	44,327	42,512	44,181	42,180
Diluted	46,221	44,660	46,091	44,453

KYPHON INC.
CONDENSED CONSOLIDATED BALANCE SHEETS
(unaudited; in thousands)

	June 30, 2006	December 31, 2005
Assets		
Current assets:		
Cash and cash equivalents	$ 119,609	$ 76,149
Investments	111,693	118,324
Accounts receivable, net	61,267	55,480
Inventories	11,525	9,265
Prepaid expenses and other current assets	23,025	16,387
Total current assets	327,119	275,605
Property and equipment, net	21,685	15,977
Goodwill and other intangible assets, net	15,157	15,377
Other assets	9,288	9,673
Total assets	$ 373,249	$ 316,632
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 10,292	$ 9,308
Accrued liabilities	56,370	49,793
Total current liabilities	66,662	59,101
Deferred rent and other	5,256	4,051
Contingent purchase price	3,484	3,424
Total liabilities	75,402	66,576
Commitments and contingencies		
Stockholders' equity:		
Common stock, $0.001 par value per share	44	44
Additional paid-in capital	258,802	231,312
Treasury stock, at cost	(201)	(201)
Deferred stock-based compensation, net	--	(116)
Accumulated other comprehensive income	2,384	172
Retained earnings	36,818	18,845
Total stockholders' equity	297,847	250,056
Total liabilities and stockholders' equity	$ 373,249	$ 316,632